SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38691

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered):

Aurora Cannabis Inc.

New York Stock Exchange

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices):

4818 31 Street East

Edmonton International Airport, Alberta T9E 0V6

Canada

Telephone: 1 (855) 279-4652

Common Shares, without par value

(Description of class of securities):

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aurora Cannabis Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 24, 2021	By:	/s/ Jillian Swainson
Date	Name:	Jillian Swainson
	Title:	Chief Legal Officer and Corporate Secretary